November 9, 2007

Mr. Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:       Stryker Corporation

            Form 10-K for the Year Ended December 31, 2006

            Form 10-Q for the Quarter Ended June 30, 2007

            File No. 000-09165

Dear Mr. Vaughn:

This letter is in response to your letter dated October 26, 2007.  Your letter requested certain information in response to comments set forth therein with respect to Stryker Corporation's (the Company) filings listed above.  Each of your comments is addressed separately below.  For your convenience, we have restated your original comment prior to our response.  In our response, we have indicated that certain changes will be incorporated into our future filings and, in that regard, we have also made these changes, as applicable, in the Company's Form 10-Q for the quarter ended September 30, 2007 as filed on Friday, November 9, 2007.

Form 10-K for the Year Ended December 31, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1)   We note your disclosures here and within your March 31, 2007 and June 30, 2007 Forms 10-Q related to your non-GAAP measure entitled "constant currency" amounts/percentages.  In accordance with our prior comment 4 in our letter dated October 23, 2006, please revise your future filings to disclose how you determine "constant currency" amounts/percentages.

      The Company will revise its future filings, where "constant currency" amounts/percentages are presented, to provide the following additional disclosure regarding the determination of the constant currency amounts within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A):

Constant currency results are calculated by translating current year results at prior year average foreign currency exchange rates.

Liquidity and Capital Resources, page 35

2)   We note your disclosure on page 36 that your marketable securities totaled $998.2 million at December 31, 2006 and from Note 2 to your financial statements that a significant portion of those securities were "corporate and asset-backed debt securities."  In all future filings, as applicable, please expand your discussion and analysis to provide your investors with information necessary for an understanding of your financial condition.  Refer to Item 303(a) of Regulation S-K.  For example, please identify the specific nature of your marketable securities, including your corporate and asset-backed debt securities, indicate what factors may affect the value of those securities, the sensitivity of the value of the securities to those factors and disclose any material risks.

Pursuant to the Company's investment policy, all individual investments must maintain a minimum credit quality of single A (per Standard & Poor's), while the overall investment portfolio must maintain a minimum average credit quality of double A (per Standard & Poor's).  As of September 30, 2007, approximately 15% of the Company's investments in marketable securities were held in triple A rated (per Standard & Poor's) asset-backed debt securities, of which the majority related to investments in automotive loans.  At September 30, 2007, less than 1% of the Company's investments in marketable securities were exposed to a risk of loss related to the declining value of the subprime-mortgage securities market.

On an ongoing basis, the Company assesses market trends and uncertainties affecting its investment portfolio to determine the disclosure necessary to provide an understanding of the material risks impacting the Company's liquidity and financial condition.  As of September 30, 2007 and December 31, 2006, the Company had recorded an unrealized loss on marketable securities of $0.8 million and $1.0 million, respectively, and assessed the overall risk as immaterial to the Company's liquidity and financial condition.

In the future, the Company will continue to apply the guidance set forth in Item 303(a) of Regulation S-K as well as the interpretive guidance for MD&A set forth in FR-72.  As appropriate, the Company will expand its discussion included in future filings related to its available for sale debt securities.

Consolidated Balance Sheets, page 41

3)   We note total accrued expenses and other current liabilities were $500.7 million at December 31, 2006 and that total other noncurrent liabilities were $331.3 million at December 31, 2006.  Please tell us the primary components of these balances.  As applicable, please revise future filings to provide the disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X.

The primary components of accrued expenses and other current liabilities include third-party royalties earned but not paid, deferred revenue, third-party dealer and agent commissions earned but not paid, current deferred income tax liabilities, customer deposits and accruals for losses related to legal actions and claims arising in the normal course of business that are deemed probable and subject to reasonable estimation.  The primary components of other noncurrent liabilities include noncurrent deferred income tax liabilities and obligations associated with the Company's defined benefit pension plans.  Each component of accrued expenses and other current liabilities as well as each component of other noncurrent liabilities, with the exception of noncurrent deferred income tax liabilities, is below the thresholds indicated in Rule 5-02(20) and Rule 5-02(24) of Regulation S-X.  The noncurrent deferred income tax liability of $128.2 million at December 31, 2006 is disclosed in Note 10 - Income Taxes in accordance with Rule 5-02(24).  The Company will continue to monitor its compliance with these Regulation S-X requirements in the future.

Notes to Consolidated Financial Statements, page 45

Note 1.  Significant Accounting Policies, page 45

4)   Please revise your future filings to include your accounting policy for the evaluation of goodwill and long-lived assets for impairment under SFAS 142 and SFAS 144.

      The Company will revise its Note 1 - Significant Accounting Policies in future filings, as follows:

Goodwill and Long-Lived Assets Impairment Tests:  FASB Statement No. 142, Goodwill and Other Intangible Assets, requires companies to test goodwill for possible impairment on an annual basis.  The Company performs the annual impairment test in the fourth quarter of each year using a discounted cash flow analysis that requires certain assumptions and estimates be made regarding market conditions and the Company's future profitability.  The Company also performs impairment tests of goodwill and other intangible and long-lived assets during interim periods upon the occurrence of certain events or changes in circumstance, as defined in FASB Statements No. 142 and No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Exhibits 31

5)   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Specifically, in paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)".  We note similar modifications within your March 31, 2007 and June 30, 2007 Forms 10-Q.  Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

The Company will revise the certifications in its future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2007

Item 1.  Financial Statements, page 2

Condensed Consolidated Statement of Cash Flows, page 5

6)   We note your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 since your use of the indirect method of determining cash flows from operating activities begins with net earnings from continuing operations rather than net income.  Beginning with your Form 10-Q as of September 30, 2007, please revise future filings to appropriately present your consolidated statement of cash flows using the indirect method from operating activities to begin with net income in accordance with paragraph 28 of SFAS 95.

      The Company will revise its future filings, as applicable, to present its cash flows from operating activities to begin with net earnings, as follows:

STRYKER CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating Activities
Net earnings
Less: Net earnings from discontinued operations
Less: Net gain on sale of discontinued operations
Net earnings from continuing operations

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

7)   We note your response to prior comment 1 from our letter dated October 23, 2006.  We note that the non-GAAP measures presented here are derived by excluding purchased in-process research and development from net earnings from continuing operations for each reporting period presented.  You state that you believe these measures affect the comparability of operating results.  You also state that excluding these charges from certain financial metrics is more representative of your past and potential future operational performance.  Please address the following:

•         In light of the fact that you have incurred in-process research and development charges in each of 2006, 2005 and 2004, it appears that this would be considered a recurring charge.  Please tell us why you believe your presentation of this non-GAAP measure complies with Item 10(e)(1)(ii) of Regulation S-K.

•         Tell us and revise future filings to explain why you believe the non-GAAP measures are "more representative" of your past and potential future operational performance than the most directly comparable GAAP measures.  Alternatively, revise future filings to state that the non-GAAP measures simply provide an alternative representation of your past and potential future operational performance.

The Company excludes the use of the terms non-recurring, infrequent, unusual or similar terms with reference to purchased in-process research and development (IPRD) charges.  As a result, the Company believes it is in compliance with the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K.  Further, the Company believes its presentation of the non-GAAP measure to exclude IPRD charges is in compliance with Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.  While the Company has reported IPRD charges in each of 2006, 2005 and 2004, each acquisition giving rise to an IPRD charge represents unique technologies anticipated to enhance different product offerings within the Company's Orthopaedic Implants and MedSurg Equipment segments, specifically flexible endoscopes for the gastrointestinal market (acquired in 2006), sterilization equipment for surgical equipment (acquired in 2005) and artificial lumbar and cervical spinal disc implants (acquired in 2004).  The Company believes it is probable that the financial impact of each individual IPRD charge will disappear within a near-term period.  The Company believes its disclosure of the non-GAAP financial measure to exclude IPRD charges includes the disclosures required pursuant to Item 10(e)(1)(ii) of Regulation S-K and Question 8 of the aforementioned FAQ.

As suggested, the Company will revise its future filings to state that non-GAAP measures provide an alternative representation, rather than a more representative view, of past and potential future operational performance.

Item 4.  Controls and Procedures, page 23

8)   We note your statement that your certifying officers concluded that the company's disclosure controls and procedures are "effective to bring to the attention of the Company's management the relevant information necessary to permit an assessment of the need to disclose material developments and risks pertaining to the Company's business in its periodic filings with the Securities and Exchange Commission."  We note a similar disclosure in your March 31, 2007 Form 10-Q.  The language that is currently included after the words "effective" in your disclosure statement appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.  Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

      The Company will revise its future filings to remove the language after the word "effective" as follows:

Evaluation of Disclosure Controls and Procedures - An evaluation of the effectiveness of the Company's disclosure controls and procedures as of ________  , 200X was carried out under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Vice President and Chief Financial Officer (the "Certifying Officers").  Based on that evaluation, the Certifying Officers concluded that the Company's disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting - There was no change to the Company's internal control over financial reporting during the period ended __________, 200X that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information.  If you should require further information, please do not hesitate to contact me at (269) 385-7323.

Sincerely,

/s/ DEAN H. BERGY

Dean H. Bergy

Vice President and Chief Financial Officer

cc.        Stephen P. MacMillan

            President and Chief Executive Officer